COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


03050765

File Number: 82.2994


SEC MAIL PROCESSING
RECEIVED
MAY 06 2003
WASH. D.C. 155 SECTION

1 April 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of Coca-Cola Amatil's Notice of Meeting and Annual Report released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


SEC MAIL PROCESSING
RECEIVED
MAY 06 2003
WASH, D.C. 155
SECTION

COCA-COLA AMATIL ANNOUNCES TAKEOVER OFFER FOR NEVERFAIL SPRINGWATER LIMITED

Sydney, 29 April 2003: Coca-Cola Amatil ("CCA") today announced that it intends to make an off-market takeover offer ("Offer") for all the ordinary shares in Neverfail Springwater Limited ("Neverfail") that it does not already own. The Offer is $2.25 in cash for each Neverfail ordinary share, which gives an enterprise value for Neverfail of approximately $280 million.

On 28 April 2003, CCA acquired a strategic stake in Neverfail of approximately 14.99% and is now Neverfail's largest shareholder.

Mr Terry Davis, Managing Director of CCA, said, "we have previously stated our strategic priority is to become a broader based beverage company. Water is one of the largest and fastest growing beverages in Australia and is a major opportunity for the Company."

"The acquisition of Neverfail, an Australian water business specialising in home and office delivery ("HOD"), would represent an important step in realising this goal as it will complement our existing packaged water business and double our annual water volume in Australia. Additionally, we will look to extend the "Neverfail" brands to CCA's retail customer base, particularly in major foodstores, convenience and petroleum outlets."

The Offer price of $2.25 per ordinary share represents an attractive premium of:
- 22% to the closing price of Neverfail shares on 28 April 2003; and
- 31% over the volume weighted average sale price of Neverfail shares since 26 February 2003 (the date Neverfail released its results for the six months ended 31 December 2002 and restated its earnings guidance for the year ending 30 June 2003).

The Offer price represents a multiple of 20.6 times Neverfail's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2002 which is an attractive premium to the average price earnings multiple (pre goodwill amortisation) of the All Industrials (ex. Financials)[1] and Small Industrials (ex Financials)[2] of 16.6 times and 13.7 times, respectively, for the corresponding period.

Note: 1 All Industrials (ex financials) includes all S&P/ASX 200 classified industrial stocks, excluding S&P/ASX 200 classified financial stocks, researched by UBS Warburg. Calculated as at the close of trade on 28 April 2003.

2 Small Industrials (ex financials) includes all S&P/ASX 300 classified industrial stocks, excluding all S&P/ASX 100 classified industrial stocks and all S&P/ASX classified financial stocks, researched by UBS Warburg. Calculated as at the close of trade on 28 April 2003.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

It is intended that the acquisition of Neverfail will be funded from existing debt facilities available to CCA. The acquisition, at the Offer price, is expected to:

- not dilute return on capital employed (pre goodwill amortisation) for the CCA Group in the first full financial year after the acquisition;
- achieve its cost of capital (pre goodwill amortisation) within 3 to 4 years, assuming no deterioration in current operating conditions; and
- be earnings per share accretive (pre goodwill amortisation) in the first full financial year after the acquisition.

The HOD water market represents just over 20% of Australian water sales and Neverfail is the leading player with approximately 65% share of HOD. CCA does not have an equivalent operation to Neverfail. For the year ended 30 June 2002, Neverfail had revenue of $70 million, earnings before interest and tax (pre goodwill amortisation) of $20.1 million, net profit after tax of $9.5 million and net profit after tax (pre goodwill amortisation) of $10.4 million.

On completion of the acquisition of Neverfail, CCA intends to conduct a strategic review of Neverfail's business and believes a number of additional revenue and cost saving opportunities may exist to create additional value for CCA shareholders, including utilising:

- CCA's considerable expertise in major retail account management and the retail environment to extend the "Neverfail" brands into CCA's customer groups of major foodstores, convenience and petroleum stores;
- CCA's scale in purchasing, procurement, manufacturing, logistics and information systems to realise cost savings and apply best practice to Neverfail's business;
- CCA's current head office and administration infrastructure to centralise similar activities undertaken by Neverfail to realise cost savings; and
- Neverfail's water manufacturing capacity to supplement CCA's existing water production, particularly during key selling periods.

CCA and The Coca-Cola Company ("TCCC") have entered into discussions for TCCC, upon CCA acquiring 100% of Neverfail, to acquire the trademarks of Neverfail. While discussions are yet to be finalised and are subject to TCCC Board approval, CCA expects TCCC's purchase price for the trademarks to be no more than $45 million. CCA also expects that the ongoing periodic payments by CCA to TCCC under any bottler's agreement will be at a level that allows both CCA and TCCC to achieve similar returns on their respective investments within similar timeframes. TCCC's participation is not a condition of the Offer.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

The Offer is subject to a number of conditions, which are set out in full in annexure 1 to this announcement. In summary they are:

- approval by the Foreign Investment Review Board;
- CCA and its associates having a relevant interest in at least 90% of the number of Neverfail ordinary shares on issue;
- no orders being made by, or applications made to, a Public Authority which restrain or prohibit, or otherwise materially adversely impact upon the Offer or the completion of any transaction contemplated by the Offer;
- no prescribed occurrence in section 652C of the Corporations Act occurring in relation to Neverfail; and
- no event, change or condition occurring, been announced, or becoming known to CCA which has had, or is reasonably likely to have, a material adverse effect on the Neverfail Group.

CCA will host a presentation to analysts and media today at 2.30pm to discuss this Offer. This presentation will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

CCA has appointed UBS Warburg as financial adviser and Clayton Utz as legal adviser for this transaction.

Yours faithfully

D A Wylie
Secretary


SEC MAIL PROCESSING
RECEIVED
MAY 06 2003
WASH. D.C.
SECTION

ENDS

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries - Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia - employs 16,250 people and has access to 281 million consumers through 600,000 active customers.

For more information about Coca-Cola Amatil please visit CCA's website at www.ccamatil.com

For further information, please contact:

Analysts: Peter Steel	+61 2 9259 6553
Media: Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Annexure 1

Conditions of the Offer

The Offer and any contract arising from acceptance of the Offer is subject to the fulfilment of the following conditions:

(a) **Foreign Investment Review Board approval**

One of the following occurring:

(i) The Treasurer of the Commonwealth of Australia advising CCA before the end of the Offer Period to the effect that there are no objections to the Takeover Bid in terms of the Federal Government's foreign investment policy; or

(ii) no order being made in relation to the Takeover Bid under section 22 of the Foreign Acquisitions and Takeovers Act 1975 within a period of 40 days after CCA has notified the Treasurer that it proposes to acquire shares under the Takeover Bid, and no notice being given by the Treasurer to CCA during that period to the effect that there are any such objections; or

(iii) where an order is made under section 22 of the Foreign Acquisitions and Takeovers Act 1975, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to CCA during that period to the effect that there are any such objections.

(b) **Minimum acceptance condition**

That during or at the end of the Offer Period, CCA and its associates have relevant interests in that number of Neverfail Shares which is equal to at least 90% of the number of Neverfail Shares then on issue.

(c) **No restraining orders**

That between the Announcement Date and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

(ii) no application is made to any Public Authority (other than by any member of the CCA Group), or action or investigation is announced, threatened or commenced by a Public Authority in consequence of or in connection with the Offer,

(other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act) which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to condition or not) or the rights of CCA in respect of

Neverfail and the Neverfail Shares to be acquired under the Offer, or requires the divestiture by CCA of any Neverfail Shares, or the divestiture of any assets of the Neverfail Group or of the CCA Group or otherwise.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.

(d) **Prescribed Occurrences**

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs, other than an issue of Neverfail Shares on the exercise of Neverfail Options.

"Prescribed Occurrence" means any of the following events occurs:

(i) Neverfail converts all or any of its shares into a larger or smaller number of shares;

(ii) Neverfail or a subsidiary of Neverfail resolves to reduce its share capital in any way;

(iii) Neverfail or a subsidiary of Neverfail:

A. enters into a buy-back agreement; or

B. resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv) Neverfail or a subsidiary of Neverfail issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(v) Neverfail or a subsidiary of Neverfail issues, or agrees to issue, convertible notes;

(vi) Neverfail or a subsidiary of Neverfail disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) Neverfail or a subsidiary of Neverfail charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) Neverfail or a subsidiary of Neverfail resolves that it be wound up;

(ix) The appointment of a liquidator or provisional liquidator of Neverfail or of a subsidiary of Neverfail;

(x) the making of an order by a court for the winding up of Neverfail or of a subsidiary of Neverfail;

(xi) an administrator of Neverfail, or of a subsidiary of Neverfail, being appointed under section 436A, 436B or 436C of the Corporations Act;

(xii) Neverfail or a subsidiary of Neverfail executing a deed of company arrangement; or

(xiii) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Neverfail or of a subsidiary of Neverfail.

(e) **Material adverse change to Neverfail**

Before the end of the Offer Period there not having occurred, been announced or becoming known to CCA (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Neverfail Group (taken as a whole) since 30 June 2002 (except for such events, changes or conditions disclosed in public filings by Neverfail or any of its subsidiaries prior to 29 April 2003) and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to CCA that information publicly filed by Neverfail or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.